Exhibit 99.1
May 9, 2007
Extendicare Real Estate Investment Trust Unitholders’ Quarterly Report — March 31, 2007
Dear Unitholder:
On May 9, 2007, Extendicare Real Estate Investment Trust (“Extendicare REIT” or the “REIT”) announced its results for the first quarter of 2007, which was Extendicare REIT’s first full quarter operating as a Canadian real estate investment trust.
Financial highlights of the quarter included:
•	Announces Acquisition of Tendercare (Michigan) Inc.;

•	Q1 2007 EBITDA of $52.6 million;

•	FFO of $27.4 million ($0.39 per unit);

•	Strong Medicare census of 19.2%;

•	U.S. EBITDA margin of 13.1%; and

•	Declares May distribution of $0.0925 per unit.
Please refer to the attached Unitholders’ Report for further details of our financial results.
Following on Extendicare REIT’s announcement in November 2006, its wholly owned U.S. subsidiary, Extendicare Health Services, Inc. (EHSI), has entered into a purchase and sale agreement with the shareholders of Tendercare (Michigan) Inc. and affiliated entities (collectively “Tendercare”), a private nursing home operator in the state of Michigan. Total consideration for the transaction including assumption of debt is expected to be approximately US$202.5 million, prior to working capital, representing approximately US$59,000 per operational bed. The transaction is structured to be payable with cash of US$122.5 million plus the assumption of US$80 million of debt. The acquisition cap rate is approximately 10.0%.
The Tendercare portfolio is comprised of 31 senior care facilities, composed of 29 skilled nursing facilities, one assisted living facility and one rehab hospital representing 3,413 operational beds. As well, Tendercare currently has three skilled nursing facilities under development that will also be acquired by EHSI at cost upon completion. Tendercare’s Medicare census was 15.1% and overall nursing home occupancy was 89.8% in the first two months of 2007.
The completion of the acquisition is subject to certain customary regulatory approvals, including approval by the U.S. Department of Housing and Urban Development. Extendicare REIT is working towards closing the transaction by the end of 2007. Management will determine the optimum financing of the acquisition prior to closing, which may entail the issuance of unsecured debt, convertible debt or an equity offering.
Extendicare REIT reported earnings from continuing health care operations, prior to one-time restructuring charges and other one-time items, of $17.8 million ($0.25 per diluted unit) in the first quarter of 2007 compared to $10.8 million ($0.15 per diluted share) in the same period in 2006.

EHSI’s average daily census (ADC) of Medicare patients on a same-facility basis remained stable at 2,379 in the 2007 first quarter, compared to 2,378 in the 2006 first quarter and increased by 3.6% from the 2006 fourth quarter of 2,296. As a percent of same-facility nursing home census, Medicare ADC improved to 19.0% in the 2007 first quarter from 18.7% in the 2006 first quarter and from 18.3% in the 2006 fourth quarter. Medicare ADC from continuing operations was 19.2% for the 2007 first quarter. During the 2007 first quarter, nursing home occupancy on a same-facility basis declined to 90.8% from 92.6% in the 2006 first quarter, and from 91.1% in the 2006 fourth quarter. The decline in occupancy is attributable to EHSI’s continued focus on the nine new high intensity RUGs categories which pay a higher per patient day rate, but experience a shorter overall length of stay.
EHSI’s average daily Medicare Part A rate increased 5.5% to US$387.95 in the 2007 first quarter, from US$367.64 in the 2006 first quarter, and increased 1.4% from US$382.78 in the 2006 fourth quarter. The percentage of therapy residents served by EHSI increased to 86.7% in the 2007 first quarter, compared to 82.5% in the 2006 first quarter and from 84.8% in the 2006 fourth quarter.
The 2007 first quarter demonstrated improved results due to an increase in revenue rates, acquisitions and an increase in percentage of Medicare patients. With the acquisition of Tendercare, we are gaining entrance into a new market with an immediate substantial presence. We are confident the integration will go smoothly and are continuing to look for additional acquisition opportunities.
Going forward, Extendicare REIT’s key business goals are to stay focused on our core values of providing quality care to our residents, provide an energizing work environment for our employees and create long-term value for our unitholders.
At the Annual Meeting on May 9, 2007, I spoke about our significant achievements over the past year as well as the outlook for Extendicare REIT. A copy of my remarks is enclosed for your information. In addition, an archived webcast of the meeting along with the slide presentation is available under the Investor Information/Annual Meeting section of our website, www.extendicare.com.
Sincerely,

Philip W. Small
President and
Chief Executive Officer
Information provided by Extendicare REIT from time to time, including this report, contains or may contain forward-looking statements concerning anticipated financial events, results, circumstances, economic performance or expectations with respect to the REIT and its subsidiaries, including its business operations, business strategy, and financial condition. Forward-looking statements can be identified because they generally contain the words “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. Forward-looking statements reflect management’s beliefs and assumptions and are based on information currently available, and the REIT assumes no obligation to update any forward-looking statement. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the REIT to differ materially from those expressed or implied in the statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the REIT’s forward-looking statements. Further information can be found in the disclosure documents filed by Extendicare REIT with the securities regulatory authorities, available at www.sedar.com and on the REIT’s website at www.extendicare.com.